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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           --------------------------

                                 AMDOCS LIMITED
                       (Name of Subject Company (Issuer))

                                 Amdocs Limited
                       (Name of Filing Persons (Offeror))

                           --------------------------

                     2% Convertible Notes due June 1, 2008
                         (Title of Class of Securities)

                                   02342TAB52
                                   02342TAA79
                     (CUSIP Number of Class of Securities)

                           --------------------------

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    Attention:  Thomas G. O'Brien, Treasurer
                                 (314) 212-8328

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons))

                           --------------------------

      The Commission is requested to send copies of all communications to:

                             Robert A. Schwed, Esq.
                               Hale and Dorr LLP
                                300 Park Avenue
                            New York, New York 10022
                                 (212) 937-7200

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[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



     Amount Previously Paid: $50,105.             Filing party: Amdocs Limited.
     Form or Registration No.: Schedule TO-I.      Date filed: May 3, 2004.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                   INTRODUCTORY STATEMENT TO AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amdocs Limited, a company organized under the laws of the Island of Guernsey ("Amdocs"), with the Securities and Exchange Commission on May 3, 2004 (the "Schedule TO") relating to an offer to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase dated May 3, 2004 (as it may be supplemented or amended from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the "Letter of Transmittal"), any and all of its outstanding 2% Convertible Notes due June 1, 2008. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Item 4.   Terms of the Transaction.

          The information set forth in Item 4(a) is hereby amended and supplemented as follows:

     The section of the Offer to Purchase captioned "United States Federal Income Tax Consequences" is hereby amended and supplemented by deleting the first paragraph thereof and amending and restating it with the following:


        "The following discussion addresses the material United States federal income tax considerations relating to this Offer. This summary does not address all aspects of United States federal income taxation that may be relevant to a holder in light of the holder's personal circumstances. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change without notice, possibly on a retroactive basis, or to differing interpretation. This summary addresses the tax consequences to persons described below under "United States Holders" who hold Notes as "capital assets" (within the meaning of Section 1221 of the Code) and does not address tax considerations for non-United States holders or those tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; regulated investment companies; tax-exempt organizations; expatriates; insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding Notes for others; persons that hold Notes as a position in a hedging transaction or other risk reduction transaction for tax purposes; persons who own an interest in a partnership or other pass through entity that holds Notes; or persons that have a "functional currency" other than the United States dollar. Amdocs has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, this summary does not address any tax considerations that may arise under state, local or non-United States tax laws."

Item 11.  Additional Information.

          The information set forth in Item 11(b) is hereby amended and supplemented as follows:

          The section of the Offer to Purchase captioned "Incorporation of Certain Documents by Reference" is hereby amended by deleting the section and replacing it in its entirety with the following:

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     "The following documents, which have been filed by Amdocs
(File No. 001-14840) with the SEC, are incorporated herein by reference:


     o Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2003 filed on December 24, 2003; and


     o Amdocs' report on Form 6-K containing its results for the quarterly period ended December 31, 2003, filed on February 17, 2004.


     The documents incorporated by reference herein (other than exhibits to such documents that are not specifically incorporated by reference herein) are available without charge to any person to whom this Notice of Put Right and Offer to Purchase has been delivered upon written or oral request to Thomas G. O'Brien, Secretary and Treasurer, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, telephone: (314) 212-8328."
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                         AMDOCS LIMITED

                                         By: /s/ Thomas G. O'Brien
                                             --------------------------
                                             Thomas G. O'Brien
                                             Treasurer and Secretary
                                             Authorized U.S. Representative

Date: May 25, 2004

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                                 EXHIBIT INDEX

Exhibit
Number                                   Description

(a)(1)(i)       Notice of Put Right and Offer to Purchase, dated May 3, 2004.*
(a)(1)(ii)      Letter of Transmittal, dated May 3, 2004.*
(a)(1)(iii)     Letter to Clients, dated May 3, 2004.*
(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 2004.*
(a)(1)(v)       Guidelines to Form W-9.*
(a)(5)(i)       Press Release Regarding Offer, dated May 3, 2004.*
(b)             None.
(d)(1) Indenture, dated as of May 30, 2001, between Amdocs Limited and United States Trust Company of New York, as trustee, for 2% Convertible Notes due June 1, 2008 (incorporated by reference to
                Exhibit 4.1 to Amdocs' Report on Form 6-K, filed May 31, 2001).
(d)(2) Registration Rights Agreement, dated as of May 30, 2001, between Amdocs Limited and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs' Report on Form 6-K, filed May 31, 2001).
(g)             None.
(h)             None.

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*  Previously Filed.